恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561

04045232

Our Ref.: HASE/JY/HL/03587

RECEIVED
2004 OCT -1 A 10: 55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21st September, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement: disclosure obligation for revolving credit agreement with covenants of the controlling shareholder

We enclose for your information a copy of the Company's announcement dated 17th September, 2004 on the disclosure of the covenants of the controlling shareholder in the revolving credit agreement entered into by the Company, which has been advertised in newspapers on 20th September, 2004.

Yours faithfully,

PROCESSED
OCT 01 2004
THOMSON
FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

Dw 10/1

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

South China Morning Post
Published on 20th September, 2004

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

ANNOUNCEMENT IN RELATION TO RULE 13.18

The respective Boards of Directors of Henderson Land and Henderson Investment wish to announce the following information in accordance with Rule 13.18 of the Listing Rules.

The respective Boards of Directors of Henderson Land Development Company Limited ("Henderson Land") and Henderson Investment Limited ("Henderson Investment") wish to announce that on 17th September, 2004, Henderson Land and Henderson Investment (as several guarantors) and a wholly owned subsidiary of Henderson Land and a wholly owned subsidiary of Henderson Investment (as several borrowers) have entered into a HK$10,000,000,000 (the "Facility") revolving credit agreement ("Revolving Credit Agreement") with a syndicate of banks (the "banks"). The Facility consists of a Hong Kong Dollar 5-year revolving credit facility in an aggregate amount equal to HK$5,000,000,000, and a Hong Kong Dollar 7-year revolving credit facility in an aggregate amount equal to HK$5,000,000,000. The Facility is granted to the borrowers on a several basis. Each of Henderson Land and Henderson Investment provides an unconditional and irrevocable guarantee to the banks that if its corresponding wholly owned subsidiary does not make payment under the Revolving Credit Agreement on time, it will pay such sum on demand. The liability of the borrowers and the guarantors under the Revolving Credit Agreement is several.

Under the Revolving Credit Agreement, it will be an event of default if Henderson Land (as controlling shareholder of Henderson Investment) ceases to own and control 51% of the issued equity share capital of Henderson Investment. It will also be an event of default if any of Henderson Land or Henderson Investment ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any of the above events occurs, the Facility may become due and payable on demand.

Save and except for matters disclosed above, neither Henderson Land nor Henderson Investment has any general disclosure obligation under Chapter 13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Appropriate disclosure will be included in the respective interim and annual reports of Henderson Land and Henderson Investment for so long as the obligations continue to exist.

On behalf of the Board of
Henderson Land Development Company Limited
John Yip
Secretary

On behalf of the Board of
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 17th September, 2004

As at the date of this announcement, the respective Boards of Directors of Henderson Land and Henderson Investment are as follows:

Henderson Land

Executive Directors
Lee Shau Kee (Chairman)
Lee Ka Kit
Colin Lam Ko Yin
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

Non-executive Directors
Lee Tat Man
Kan Fook Yee

Independent Non-executive Directors
Lo Tak Shing
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Gordon Kwong Che Keung
Alex Wu Shu Chih
Vincent Liang
(as alternate to Lo Tak Shing)
Jackson Woo Ka Biu
(as alternate to Woo Po Shing)

Henderson Investment

Executive Directors
Lee Shau Kee (Chairman)
Lee Ka Kit
Colin Lam Ko Yin
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

Independent Non-executive Directors
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Gordon Kwong Che Keung
Alex Wu Shu Chih
Jackson Woo Ka Biu
(as alternate to Woo Po Shing)